EXHIBIT 99.3

The amendment of Annual Report 2014

Date of events: 2015/09/23

Contents:

1.	Date of occurrence of the event: 2015/09/23

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: To amend the Annual Report 2014 on page 15 and 61

8.	Countermeasures: To upload the amended version of Annual Report 2014

9.	Any other matters that need to be specified: None